                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 6


                         Valassis Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   918866104
               ------------------------------------------------
                                 (CUSIP Number)

                               Page 1 of 6 Pages
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-------------------------
CUSIP NO.
918866104
-------------------------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) _____
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of Organization

                New York
                --------------------------
Number of       5.  Sole Voting Power
Shares
Beneficially             0
                --------------------------
Owned By        6.  Shared Voting Power
Each
Reporting                2,943,420
                --------------------------
Person With     7.  Sole Dispositive Power

                         0
                --------------------------
                8.  Shared Dispositive Power

                       2,943,420
                --------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                   4,225,420
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                   10.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

                       BD-PN-IA
--------------------------------------------------------------------------------

                               Page 2 of 6 Pages
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-------------------------
CUSIP NO.
918866104
-------------------------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                         (a) _____
                                         (b) _____
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of       5.  Sole Voting Power
Shares
Beneficially           0
                ---------------------------
Owned By        6.  Shared Voting Power
Each
Reporting              2,943,420
                ---------------------------
Person With     7.  Sole Dispositive Power

                       0
                ---------------------------
                8.  Shared Dispositive Power

                       2,943,420
                ---------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                 4,225,420
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                 10.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

                      HC-PN
--------------------------------------------------------------------------------

                               Page 3 of 6 Pages
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     Item 1(a).  Name of Issuer:
                 Valassis Communications,  Inc.

     Item 1(b).  Address of Issuer's Principal Executive Offices:
                 36111 Schoolcraft Road
                 Livonia, MI  48150

     Item 2(a).  Name of Persons Filing:
                 Goldman, Sachs & Co. and The Goldman Sachs Group, L.P.

     Item 2(b).  Address of Principal Business Office or, if None, Residence:
                 85 Broad Street
                 New York, NY   10004

     Item 2(c).  Citizenship:
                 Goldman, Sachs & Co. - New York
                 The Goldman Sachs Group, L.P. - Delaware

     Item 2(d).  Title and Class of Securities:
                 Common Stock, $.01 par value

     Item 2(e).  CUSIP Number:
                 918866104

     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). check whether the person filing is a :

           (a).X Broker or dealer registered under Section 15 of the Act, Goldman, Sachs & Co.

           (b).  Bank as defined in Section 3(a)(6) of the Act,

           (c).  Insurance Company as defined in Section 3(a)(19) of the Act,

           (d). Investment Company registered under Section 8 of the Investment Company Act,

           (e).X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
                 Goldman, Sachs & Co.

           (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

                               Page 4 of 6 Pages
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           (g).X Parent Holding Company, in accordance with Rule
                 13d-1(b)(ii)(G); see Item 7,
                    The Goldman Sachs Group, L.P.

           (h).  Group, in accordance with Rule 13d-1(b)(ii)(H).


     Item 4.     Ownership.

           (a).  Amount beneficially owned:
                 See the responses(s) to Item 9 on the attached cover page(s).

           (b).  Percent of class:
                 See the response(s) to Item 11 on the attached cover page(s).

           (c). Number of shares as to which such person has:

                (i).   Sole power to vote or to direct the vote:
                         See the response(s) to Item 5 on the attached cover page(s).

                (ii).  Shared power to vote or direct the vote:
                         See the response(s) to Item 6 on the attached cover page(s).

                (iii). Sole power to dispose or to direct the disposition of:
                         See the response(s) to Item 7 on the attached cover page(s).

                (iv).  Shared power to dispose or to direct the disposition of:
                         See the response(s) to Item 8 on the attached cover page(s).

     Item 5.    Ownership of Five Percent or Less of a Class.
                    Not Applicable

     Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
                    Not Applicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                    Goldman, Sachs & Co. is broker or dealer registered under
                    Section 15 of the Act and an investment adviser under
                    Section 203 of the Investment Advisers Act of 1940.


     Item 8.    Identification and Classification of Members of the Group.
                    Not Applicable

                               Page 5 of 6 Pages
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     Item 9.    Notice of Dissolution of Group.
                    Not Applicable

     Item 10.   Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1997


                                    THE GOLDMAN SACHS GROUP, L.P.
                                    By: The Goldman Sachs Corporation,
                                        its general partner


                                    By: /s/ David B. Ford
                                       ----------------------------
                                    Name:  David B. Ford
                                    Title: Executive Vice President



                                    GOLDMAN, SACHS & CO.


                                    By: /s/ David B. Ford
                                       ----------------------------
                                    Name:  David B. Ford
                                    Title: Managing Director

                               Page 6 of 6 Pages